Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-197597

BROADCOM CORPORATION

3.500% Senior Notes due 2024

4.500% Senior Notes due 2034

Pricing Term Sheet, dated July 24, 2014

This pricing term sheet supplements and should be read together with the preliminary prospectus supplement, dated July 24, 2014, relating to these securities.

Issuer:	Broadcom Corporation

Size:	2024 Notes: $350,000,000 2034 Notes: $250,000,000

Maturity:	2024 Notes: August 1, 2024 2034 Notes: August 1, 2034

Coupon (Interest Rate):	2024 Notes: 3.500% per annum 2034 Notes: 4.500% per annum

Yield to Maturity:	2024 Notes: 3.546% 2034 Notes: 4.546%

Spread to Benchmark Treasury:	2024 Notes: T + 103bps 2034 Notes: T + 125bps

Benchmark Treasury:	2024 Notes: 2.500% due May 15, 2024 2034 Notes: 3.625% due February 15, 2044

Benchmark Treasury Price and Yield:	2024 Notes: 99-27+; 2.516% 2034 Notes: 106-06 ; 3.296%

Interest Payment Dates:	February 1 and August 1 of each year, commencing February 1, 2015

Optional Redemption Provision:	The notes may be redeemed or purchased in whole or in part at the issuer’s option at any time or from time to time prior to May 1, 2024, in the case of the 2024 Notes and February 1, 2034, in the case of the 2034 Notes, at a redemption price equal to the greater of: (1) 100% of the aggregate principal amount of the notes to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments (as defined in the prospectus supplement) of the notes to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the

Treasury Rate plus 15 basis points, with respect to the 2024 Notes, and 20 basis points with respect to the 2034 Notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

On and after May 1, 2024, in the case of the 2024 Notes, and on or after February 1, 2034, in the case of the 2034 Notes, such notes may be redeemed or purchased in whole or in part at the issuer’s option at any time or from time to time at a redemption price equal to 100% of the aggregate principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Price to Public:	2024 Notes: 99.615%
plus accrued and unpaid interest from July 29, 2014
2034 Notes: 99.400%
plus accrued and unpaid interest from July 29, 2014

Trade Date:	July 24, 2014

Settlement Date:	July 29, 2014 (T+3)

Ratings:	Moody’s:	A2 (stable)
	S&P:	A- (stable)

CUSIP/ISIN:	2024 Notes: 111320 AH0/US111320AH09
2034 Notes: 111320 AJ6/US111320AJ64

Joint Book-Running Managers:	J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC

Senior Co-Manager	Merrill Lynch, Pierce, Fenner & Smith
Incorporated

Co-Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter can arrange to send you a copy of the documents if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533 or Morgan Stanley & Co. LLC at 866-718-1649.

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